Exhibit 99.2

ASX Announcement 21 June 2023

AHI Announces Early Redemption of A$1.75 million of Convertible Notes

Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“AHI” or “the Company”) advises that it has redeemed A$1.75 million of Convertible Notes issued on 28 April 2023.

In addition to the repayment of the principal amount of A$1.75 million, the Company has also paid the relevant Note Holders an early repayment fee of 10% of the amount repaid, plus interest accrued since the Convertible Notes were issued by the Company on 28 April 2023.

Following this redemption of the Convertible Notes issued on 28 April 2023, Convertible Notes with a principal amount of A$225,460 remain outstanding (refer to the Company’s ASX release dated 28 April 2023 for details of the terms of the Convertible Notes).

The Company’s ASX release dated 28 April 2023 stated that the Company intended to raise up to USD$10,000,000 under that Convertible Note facility. With the Company’s recent share placement announced on 13 June 2023 and ongoing potential funding discussion, the Company does not intend to pursue further issues of Convertible Notes under that facility at this stage.

The Board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech